UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   _________

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR SECTION 13(e)(1) OF THE SECURITIES ACT OF 1934

                                   _________

                          ORCKIT COMMUNICATIONS LTD.
                      (Name of Subject Company (Issuer))

                                   _________


                          ORCKIT COMMUNICATIONS LTD.
                       (Name of Filing Person (Offeror))

            5.75% Convertible Subordinated Notes due April 1, 2005
                        (Title of Class of Securities)

                             685725AA1, 685725AB9
                     (CUSIP Number of Class of Securities)
                                   _________

                                 Mr. Aviv Boim
                          Orckit Communications Ltd.
                            126 Yigal Allon Street
                            Tel Aviv, Israel 67443
                            (011) (972-3) 696-2121
         (Name, Address, and Telephone Numbers of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                            Vincent J. Pisano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000
                                   _________

                           CALCULATION OF FILING FEE

 Transaction Valuation* Amount of Filing Fee
 $5,000,000                                                       $460

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Subordinated Notes due April 1, 2005.

o Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable.        Filing party:  Not applicable.
Form or Registration No.:  Not applicable.      Date Filed:  Not applicable.

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      o    third-party tender offer subject to Rule 14d-1.

      [x]  issuer tender offer subject to Rule 13e-4.

      o    going private transaction subject to Rule 13e-3.

      o    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:       o

         This Tender Offer Statement on Schedule TO relates to the offer by Orckit Communications Ltd., a corporation organized under the laws of Israel ("Purchaser"), to purchase up to $5,000,000 aggregate principal amount of Purchaser's outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes") at a price not greater than $650 nor less than $500 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated December 2, 2002 (the "Offer to Purchase" or the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on December 31, 2002, unless extended. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         All information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 3.  Identity and Background of Filing Person.

         (a) Purchaser is Orckit Communications Ltd. The telephone number of Purchaser is (973-3) 696-2121. The business address of Purchaser is 126 Yigal Allon Street, Tel Aviv, Israel, 67443.

         (b) The mailing address and telephone number for each of the following individuals is c/o Orckit Communications Ltd., 126 Yigal Allon Street, Tel Aviv, Israel, 67443, telephone number (973-3) 696-2121:

  Eric Paneth         Chairman of the Board and Chief Executive Officer
  Izhak Tamir         President and Director
  Ehud Rokach         Chief Executive Officer of Corrigent Systems
  Aviv Boim           Chief Financial Officer
  Eran Tamir          Vice President Operations
  Yair Shamir         Director
  Jed M. Arkin        Director
  Moti Motil          Director
  Miri Gelbman        Director
  Moshe Nir           Director

Item 4.  Terms of the Transaction.

         (a)(vi) If Notes tendered have not by then been accepted for payment by Purchaser, any tendering holder may withdraw his or her tendered Notes at any time after January 29, 2003.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e) None of Purchaser, or any person controlling Purchaser or, to Purchaser's knowledge, any of their respective directors or executive officers, is a party to any executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of Purchaser (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6.  Purpose of the Transaction and Plans or Proposals.

         (c) Except as set forth in the Offer to Purchase, Purchaser currently has no plans or proposals that relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Purchaser or any or all of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Purchaser or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Purchaser; (iv) any change in the present Board of Directors or management of Purchaser; (v) any other material change in Purchaser's corporate structure or business; (vi) any class of equity security of Purchaser being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automatic quotations system operated by a national securities association; (vii) any class of equity security of Purchaser becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of Purchaser's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of Purchaser or the disposition of securities of Purchaser; or (x) any change in Purchaser's memorandum of association or articles of association or any actions which could impede the acquisition of control of Purchaser.

Item 8.  Interest in Securities of the Subject Company.

         (a) Based on Purchaser's records and on information provided to Purchaser and by its respective directors, managers, executive officers, associates and subsidiaries, none of Purchaser, or any of its associates or subsidiaries or persons controlling Purchaser, and, to the best of Purchaser's knowledge, none of the directors or executive officers of Purchaser or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any Notes.

         (b) As described below, Purchaser has, from time to time, repurchased its outstanding Notes in privately negotiated transactions, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. The following are repurchases made in the 60 days prior to December 2, 2002:

         (i) On October 3, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $200,000 aggregate principal amount of Notes at a price of $580 per $1,000 principal amount of Notes.

         (ii) On October 7, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $50,000 aggregate principal amount of Notes at a price of $585 per $1,000 principal amount of Notes.

         (iii) On October 9, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $1,250,000 aggregate principal amount of Notes at a price of $650 per $1,000 principal amount of Notes.

         (iv) On October 11, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $400,000 aggregate principal amount of Notes at a price of $600 per $1,000 principal amount of Notes.

         (v) On October 16, 2002, Purchaser completed two privately negotiated transactions in which it repurchased a total of $187,000 aggregate principal amount of Notes at a price of $558 per $1,000 principal amount of Notes.

         (vi) On October 18, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $5,000,000 aggregate principal amount of Notes at a price of $603 per $1,000 principal amount of Notes.

         (vii) On November 21, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $50,000 aggregate principal amount of Notes at a price of $613 per $1,000 principal amount of Notes.

         Based on Purchaser's records and information provided to Purchaser by its respective directors or executive officers, associates and subsidiaries, except as described above and as disclosed in the Offer to Purchase, none of Purchaser, or any of its associates or subsidiaries or persons controlling Purchaser, and, to the best of Purchaser's knowledge, none of the directors, managers or executive officers of Purchaser or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Notes during the past 60 days.

Item 12.  Exhibits.

(a)(1)(i)         Offer to Purchase.
(a)(1)(ii)        Letter to Noteholders from Purchaser
(a)(1)(iii)       Noteholder's Instruction to Broker or Bank.
(a)(1)(iv)        Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Letter to Reorganization, Corporate Actions and
                  Convertible Bond Departments.
(a)(1)(vi)        Solicitation Fee Payment Request Form

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ORCKIT COMMUNICATIONS LTD.


                                           By: /s/ Aviv Boim
                                                 Aviv Boim
                                                 Chief Financial Officer

Dated:  December 2, 2002


                                 EXHIBIT INDEX

 Exhibit
 Number                Description

 (a)(1)(i)             Offer to Purchase.
 (a)(1)(ii)            Letter to Noteholders from Purchaser
 (a)(1)(iii)           Noteholder's Instruction to Broker or Bank.
 (a)(1)(iv)            Letter to Clients for use by Brokers, Dealers,
                       Commercial Banks, Trust
                       Companies and Other Nominees.
 (a)(1)(v) Letter to Reorganization, Corporate Actions and Convertible Bond Departments.
 (a)(1)(vi)            Solicitation Fee Payment Request Form